                                                  Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.
                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus, along with the documents incorporated by reference into that document, may be obtained free of charge at the Securities and Exchange Commission's website (www.sec.gov). The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500. Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550.

                                     * * * *

[The following is the text of a slide show being presented in meetings with analysts, potential investors and others.]

SLIDE:

genzyme BIOSURGERY
Bringing Biotechnology To Surgery

[Picture of scalpel.]

SLIDE:

Forward-looking Statements
This presentation contains forward-looking statements, including statements regarding:

     - the consummation of the proposed merger with Biomatrix, recapitalization of Genzyme, and creation of Genzyme Biosurgery and a new publicly-traded stock,
     - the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth and earnings per share, research and development expenditures and market capitalization,
     - the development and potential market introduction of new products and new indications for products, and
     - the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation.

These risks and uncertainties include:
     - conditions in the financial markets relevant to the proposed merger and recapitalization,
     -  the likelihood of regulatory and other approvals of the transactions,
     - the operational integration and other risks generally associated with mergers and recapitalizations,
     -  the results of preclinical and clinical development efforts,
     -  market acceptance of Genzyme Biosurgery's products and services,
     - the availability of third-party reimbursement for Genzyme Biosurgery's products,
     - the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products,
     - the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements,
     -  the accuracy of information about the biosurgery market, and
     -  the competitive environment for the biosurgery market.

We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the Securities and Exchange Commission, including in the joint proxy statement/prospectus relating to the proposed merger with Biomatrix dated November 3, 2000, under the heading "Risk Factors." We encourage you to carefully review these descriptions.

SLIDE:

Source of Important Information

Investors are urged to read the joint proxy statement/prospectus dated November 3, 2000 relating to the foregoing transaction as filed with the Securities and Exchange Commission because it contains important information. The joint proxy statement/ prospectus and other documents filed by Genzyme and Biomatrix with the Commission may be obtained for free at the Commission's web site (www.sec.gov). The joint proxy statement/ prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500. Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550.

SLIDE:

Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]

             Medical                     Pharmaceuticals/Biotechnology

MARKETS

             Surgical       Device       Genzyme Surgical Products / Genzyme
                                         Tissue Repair
                                         Biomatrix


                            Mechanical   Biological

                                    PRODUCTS


SLIDE:

Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]

             Medical                     Pharmaceuticals/Biotechnology

MARKETS

             Surgical                    Genzyme Biosurgery
                            Device


                            Mechanical   Biological

                                    PRODUCTS

SLIDE:

Strategic Biosurgery Vision

      -     Build a focused biosurgery business:

            -     With a diversified product portfolio

            -     A strong, risk-balanced pipeline

            -     Targeted at selected diseases and call points

      -     Leveraging Genzyme's global infrastructure

      - With critical mass in science, product development, manufacturing and sales

SLIDE:

Creating a New Enterprise: Genzyme Biosurgery

         Genzyme Surgical Products (NASD: GZSP) [right arrow]

         Genzyme Tissue Repair (NASD:GTZR) [right arrow]      GENZYME BIOSURGERY
                                                                 Proposed Ticker
                                                                     (NASD:GZBX)

         Biomatrix, Inc. (NYSE: BXM) [right arrow]

SLIDE:

Genzyme Biosurgery: Transaction Terms

      -     Biomatrix shareholders receive

            -     47% of GZBX shares for 72% of BXM (1 for 1)

            -     $245M cash for 28% of BXM (cash pro-rated based on elections)

            -     Genzyme Tissue Repair shareholders receive

            -     27% of GZBX shares (0.3352 for 1)

      -     Genzyme Surgical Products shareholders

            -     26% of GZBX shares (0.6060 for 1)

      -     Approximately 35 million shares outstanding at closing

SLIDE:

Genzyme Biosurgery Transaction

      -     Proxy Statement/Prospectus declared effective November 3, 2000

      -     Proxy mailing November 9, 2000

      -     Biomatrix shareholder meeting December 7, 2000

      -     Genzyme shareholder meeting December 15, 2000

SLIDE:

Clear Strategic Focus: Substantial Markets

            Major Disease Focus



            ORTHOPEDIC DISEASE

            Osteoarthritis
            Cartilage Repair

            HEART DISEASE

            Ischemia
            Congestive Heart Failure

SLIDE:

Clear Strategic Focus: Established Call Points

            Major Disease Focus                         Call Point Focus

            Orthopedic                                  Orthopedic Surgeons

            Heart                                       Cardiothoracic Surgeons

SLIDE:

Clear Strategic Focus: Powerful Science

[Chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/devices/
Focus          Focus        biomaterials


Orthopedic         Orthopedic
                   Surgeons
Heart              Cardiothoracic
                   Surgeons
SLIDE:

Clear Strategic Focus: Strong Infrastructure

[Chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/devices/
Focus          Focus        biomaterials


Orthopedic         Orthopedic
                   Surgeons
Heart              Cardiothoracic
                   Surgeons
                                           Clinical - Regulatory - Manufacturing

SLIDE:

Clear Strategic Focus: Break-Through Products

[Chart]

Major Disease  Call Point  gene therapy/cell therapy/small molecules/devices/biomaterials
Focus          Focus
Orthopedic     Orthopedic                    X                                    X
               Surgeons

Heart          Cardiothoracic                                           X         X
               Surgeons

                                           Clinical - Regulatory - Manufacturing

SLIDE:

Clear Strategic Focus: Robust Pipeline

[chart]

Major Disease  Call Point  gene therapy/cell therapy/small molecules/devices/biomaterials
Focus          Focus
Orthopedic     Orthopedic            X       XX             X           X         XX
               Surgeons

Heart          Cardiothoracic        X        X                        XX         XX
               Surgeons

                                           Clinical - Regulatory - Manufacturing



SLIDE:

MANAGING RISK:  A Solid Foundation

       2000E:  $100M
       Devices

        -    Current revenue

        -    Low R&D

        -    Moderate growth potential

        -    Supports sales force

SLIDE:

MANAGING RISK: An Exciting Future

       2000E:  $100M                                     2000E: $25M
       Devices                                           Biotherapeutics

        -    Current revenue                                -   Future revenues

        -    Low R&D                                        -   High R&D

        -    Moderate growth potential                      -   Explosive growth
                                                                potential

      -      Supports sales force

SLIDE:

MANAGING RISK:  Bridging the Future

                           [line]  2000E: $100M [line]
         2000E: $100M              BIOMATERIALS              2000E: $25M
         Devices                                             Biotherapeutics

          -  Current Revenue        -  Current and future    -  Future revenues
                                       revenue

          -  Low R&D                -  Moderate R&D          -  High R&D

          -  Moderate growth        -  High growth           -  Explosive growth
             potential                 potential                potential

          -  Supports sales force



SLIDE:

Genzyme Biosurgery: A Strong Business

         -     Estimated revenues of $225M-$235M in 2000

               -     24 major marketed products

               - 7 early life cycle products that account for $135M in revenue

         -     Target revenue growth of approximately 15% in 2001

         -     Break-even on an operating basis in 2001 (before amortization)

         -     Robust pipeline and global infrastructure

SLIDE:

Bringing Biotechnology to Orthopedics

[Photograph of technician handling syringe and vial]

SLIDE:

       "There is a biological revolution taking place in orthopedics, offering us new tools to complement or replace current mechanical procedures. Innovative products like Carticel and Synvisc represent the foundation and promise of powerful new therapies that are transforming and improving our treatment options and patient outcomes."

       Dr. Arnold Scheller, M.D.
       New England Baptist Hospital
       Team Surgeon, Boston Celtics

SLIDE:

Bio-Orthopedic Strengths

         -     The two premier bio-orthopedic products

         - Two direct sales forces in U.S. plus five pharma distribution partners worldwide

         -     Expanding high value pipeline

SLIDE:

Bio-Orthopedic:  Synvisc-Registered Trademark-

         -     Viscosupplementation for Osteoarthritis (OA)

         - American College of Rheumatology recommends Synvisc-Registered Trademark-as standard of care for treatment of OA of the knee (9/21/00)

         -     Osteoarthritis affects approximately 21M Americans*

         -     U.S. end-user sales > $130M year-to-date 2000

* Source: Arthritis Foundation

SLIDE:

Synvisc-Registered Trademark- Momentum Accelerates

Revenues Reported by Wyeth-Ayerst

[Line graph showing 1998, 1999 and 2000 revenues]

$60,000,000                                         2000/+44%

$50,000,000                     2000/+102%

$40,000,000

$30,000,000     2000/+39%                           1999/+28%        1999/+61%

                1999/+60%       1999/+27%

$20,000,000
                         [Line of 1998 revenues]
$10,000,000

$0

                 Q-1             Q-2                 Q-3               Q-4

                                         Quarter

SLIDE:

Bio-Orthopedic Product: Carticel-Registered Trademark-

         -     Autologous cultured chondrocytes (cells) for cartilage repair

         -     First cell therapy in orthopedics

         -     4,000+ patients treated worldwide

         -     85% patient improvement

SLIDE:

         Carticel-Registered Trademark- Treatment

                  Defect [cartilage image with an arrow pointing to defect]

                  [Arrow starting from prior image and pointing to next image]

                  Biopsy

                  [Arrow starting from prior image and pointing to next image]

                  [image of lab researchers at work] cGMP Cell Processing

                  [Arrow starting from prior image and pointing to next image]

                  [image of test tube] Carticel-Registered Trademark-

                  [Arrow starting from prior image and pointing to next image]

                  Periosteal Flap [cartilage image with syringe]

SLIDE:

Carticel-Registered Trademark- Revenues

[Bar chart depicting Carticel-Registered Trademark- revenues in past five years]

         (in $millions)

         16                                                   $15.2

         14

         12                                    $11.0

         10                                                             $13.1

         8

         6                         $6.6

         4

         2              $3.1

         0  $0.6

            1995        1996       1997         1998         1999       2000-YTD

SLIDE:

Bio-Orthopedic Product Pipeline

Concept    Research   Preclinical Development     Clinical Development    Market
Gene Therapy

---------0A5025/TGF-B/
         Bondek ORS
--------------------------Tissue Welding
                          Carticel II
                          Sepra-Registered Trademark- ORS
                          Synvisc-Registered Trademark- Plus


-----------------------------------------------------Hylagel Nuro
                                                     Quick Tack
                                                     Synvisc-Registered Trademark-:
                                                     other joints
---------------------------------------------------------------------Synvisc-Registered Trademark-
                                                                     Carticel-Registered Trademark-
                                                                     Orthevac-Registered Trademark-
                                                                     Tevdek-Registered Trademark-

SLIDE:

Focus on Significant Opportunities

         -     Expanding Synvisc-Registered Trademark- opportunities

               -     Extending the label

               -     Other joints

               -     Other applications

         - Realizing the full opportunity of the Carticel-Registered Trademark- technology

         -     Adhesion prevention

SLIDE:

Bringing Biotechnology to Cardiothoracic Surgery

[photograph of surgeons performing surgery]



SLIDE:

         "Biosurgery is the next logical step in the evolution of surgical therapies. The future will hold mechanical, cell-based, and gene-based therapies; and many previously untreatable complicated problems will be best solved by combinations of these methods."

         Dr. Patrick McCarthy, M.D.
         Surgical Director,
         Kaufman Center for Heart Failure
         Program Director, Heart Transplantation,
         Cleveland Clinic Foundation

SLIDE:

Cardiothoracic Strengths

         -     Well established brands

         - Well respected direct sales force augmented by strong distribution worldwide

         -     High value pipeline

         -     Attractive partner

SLIDE:

    FocalSeal-L Surgical Sealant

    -   Genzyme Surgical Product sells Focal's surgical sealant in North America

    -   First labeled indication: air leaks in lung surgery

    -   $70M North America market opportunity

    -   Complements biomaterial product portfolio

    -   Product launch in August 2000

SLIDE:

Cardiothoracic Product Pipeline

Concept     Research    Preclinical Development   Clinical Development    Market
Surface
Modification

-------------Cell Therapy (Ventricular Aneurysm)
             Drug Delivery: -Atrial Fibrillation
             -Local, Sustained Anesthetic
             Gene Therapy, -CHF, -Restenosis

----------------------------Cell Therapy -
                            Ventricular Restoration

-----------------------------Gene Therapy -
                             Angiogenesis

------------------------------------------------------Seprafilm-TM-
                                                      Adhesions

-----------------------------------------------------------------------------MISCV
                                                                             Sepra Film-Registered Trademark-I
                                                                             Focal Seal-Registered Trademark-L

SLIDE:

Innovative CV Cell Therapy R&D

-     Autologous cell therapy for damaged heart muscle

-     Post-MI scarring is initial target

-     Collaboration with Richard Weisel, M.D., Toronto General Hospital

-     Early preclinical studies show promise

SLIDE:

Gene Therapy for Cardiovascular Disease

[Chart]

         Hypoxia Inducible Factor (HIF-1(alpha))

O2  [right arrow]    Sensor Heme - O2     [right arrow] O2
                     Sensor Heme
                     [down arrow]

                     HIF-1(alpha)
                     [arrows pointing to each term listed below]

Anaerobic       Angiogenesis   Vasodilation           Enthropoiesis  Other Genes
Metabolism      VEGF/VEGF-R    Nitric Oxide Synthase  EPS
Glycolytic Enzymes

SLIDE:

HIF-1(alpha) Angiography

         A     [image from angiogram showing blood vessels] VEGF165

         B     [image from angiogram showing blood vessels] HIF-1(alpha)

         C     [image from angiogram showing blood vessels] (beta)-gal

SLIDE:

HIF-1(alpha) Clinical Status

        -  3Q 1999 U.S. Phase I clinical trial for Peripheral Vascular Disease

        -  2H 2000 U.S. Phase I clinical trial for Coronary Artery Disease (CAD)

        -  2001 European CAD trials

SLIDE:

Genzyme Biosurgery: A Leader in Adhesion Prevention

     New Anti-Adhesion Applications      New Formulations

     -   Hernia repair                   -   Sepra Film-Registered Trademark-

     -   Cardiovascular surgery          -   Sepragel-Registered Trademark-

     -   Sinus surgery                   -   Sepramesh-TM-

     -   Laparoscopic surgery            -   Hylagel-Registered Trademark-Nuro

     -   Orthopedics

     -   Gynecological (infertility)

     -   Spinal

SLIDE:

Genzyme Biosurgery: Other Revenues

       -     General Surgery - Adhesion Prevention

       -     Plastic Surgery

       -     Ophthalmic

       -     Veterinarian

       -     Other

SLIDE:

Creating a Powerful Biotech Business

       - A diversified product portfolio, focused primarily in orthopedics and heart disease

       - A robust, risk-adjusted pipeline resting on well-regarded scientific platforms

       -     Global expertise and infrastructure

       -     Strong leadership position in an exciting new market

SLIDE:

Typical Surgical Products Adoption Curve

[A chart indicating a rise in market penetration over a 7 year period.]